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                             April 28, 2021

       David Cohen
       Secretary
       Reinvent Technology Partners
       215 Park Avenue, Floor 11
       New York, NY 10003

                                                        Re: Reinvent Technology
Partners
                                                            Registration
Statement on Form S-4
                                                            File No. 333-254988
                                                            Filed April 2, 2021

       Dear Mr. Cohen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed 4/02/2021

       Selected Definitions, page iii

   1. We note your definition of "Joby Equityholder Approval" and the disclosure on page 108 that stockholders of
Joby executed a written consent pursuant to the terms of the Merger
                                                        Agreement. Also, Note 7
to the Calculation of Registration Fee appears to exclude from registration the
"shares of Joby Aviation common stock issued to current shareholders of
                                                        Joby who already voted
in favor of the Merger as described in the proxy
                                                        statement/prospectus."
Please revise to clarify whether the stockholders of Joby have already voted to
approve or executed written consents in favor of approval of the business combination transaction
and whether those votes or consents are sufficient to approve that transaction.
 David Cohen
FirstName   LastNameDavid    Cohen
Reinvent Technology    Partners
Comapany
April       NameReinvent Technology Partners
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
Summary of the Proxy Statement/Prospectus
Joby, page 2

2. We note your reference to Joby "developing" an all-electric aircraft. Please expand to explain the current stage of development of such aircraft, including disclosing here Joby's lack of revenues and net operating losses.
RTP's Board of Directors' Reasons for the Business Combination, page 8

3. In the first bullet point you reference an "estimated $120 million contracts in progress."
         Please explain what it means to have contracts "in progress". Please also identify the three government entities you reference.
4. Please tell us how you calculated your 1,000 test flights in the past ten years. For example, is there a certain amount of time required for a test flight to be counted? Did you have pilots and/or passengers in each test flight? How does this amount of test flights compare to other aircraft development? Please also clarify why you believe this represents "first-mover" advantage.
Risk Factors, page 31

5. We note your reference to "Urban Air Mobility" here and in the risk factors on page 31 where you state such market has not been established with precision, yet on page 194 you state it is expected to reach "greater than $500 billion." Please provide support for your calculation as to the market's size, in light of the reference to an inability to establish the size of that market with precision.
6. We note your references in the second bullet point and the ninth bullet points to "the timeline projected," but it is unclear what are the timelines you are referencing. Please revise or advise.
7. If the tax consequences of the transactions, including the redemption, are uncertain or unclear, as indicated by your disclosure on page 163, and present material risks to investors, please revise to discuss those risks here. In addition, please file the exhibit required by Item 601(b)(8) of Regulation S-K. In this regard, we note the statement that
         "it is intended" the Domestication qualify for the tax treatment discussed. If counsel cannot provide a "will" opinion, it should describe the reasons for the uncertainty.
Background of the Business Combination, page 99

8. Please clarify the timing of when you considered the other target businesses referenced in the third paragraph of this section, given that you completed your IPO on September 21,
         2020 and Mr. Thompson contacted Joby eight days later.
9. Please expand to discuss what information Morgan Stanley shared regarding the valuation of Joby, including the methodologies underlying that valuation, and the extent to which your management relied on it in formulating its valuation. Please also discuss the
 David Cohen
FirstName   LastNameDavid    Cohen
Reinvent Technology    Partners
Comapany
April       NameReinvent Technology Partners
       28, 2021
April 328, 2021 Page 3
Page
FirstName LastName
         "analysis of comparable companies" mentioned on page 101 and how that analysis relates to your conclusions regarding Joby's valuation.
Projected Financial Information, page 114

10. Please revise to clarify the material assumptions and estimates underlying the projected financial information included in the tables on page 115, including those referenced in the sentence following note 4 of the first table and in note 1 of the second table. Also revise to explain how those assumptions relate to the projected financial information that appears in the tables.
Organizational Documents Proposal D,, page 134

11. Please revise to present the proposed change related to the addition of an exclusive forum provision and the proposed change related to takeovers by interested stockholders as separate matters.
Unaudited Pro Forma Condensed Combined Financial Information, page 168

12. We note the tabular disclosure of the pro forma Joby Aviation common stock issued and outstanding immediately after the business combination on page 171. Please clarify or revise the share numbers disclosed in footnote (2) so that they reconcile to the Joby
         Aviation Stockholders share number presented in the table. In addition, please revise footnote (3) to disclose the vesting terms for the Earnout shares to be held by the
         Sponsor. Please comply with this comment throughout the filing whenever this table is presented.
13. Refer to adjustment (F) in Note 2 on page 176. Please disclose the specific terms and conditions associated with the Earnout shares that will result in the shares being vested. Please also more fully explain the accounting for the shares, including, if applicable, the potential impact that a change in the per share market price of the post combination company could have on the estimated fair value of the the shares and on the pro forma financial statements.
14. Refer to adjustments (M), (P), and (BB) in Note 2 on page 177. Please address the need to reflect transaction costs in the pro forma statement of operations pursuant to Rule 11-
         02(a)(i)(6)(B) of Regulation S-X.

15. Refer to note 3 on page 177. Please revise the footnotes to table to quantify all outstanding options, warrants and Earnout Shares that are excluded from the calculations of pro forma diluted loss per share.
RTP's Management's Discussion and Analysis of Financial Condition and Results of Operations , page 189

16. Please clarify or correct the disclosure on page 191 that states These conditions raise
 David Cohen
Reinvent Technology Partners
April 28, 2021
Page 4
         substantial doubt about our ability to continue as a going concern since it appears to be inconsistent with the disclosures in the audited historical financial statements and the
         related auditors    report.
Overview, page 194

17. Please revise your disclosure in this section, including the first paragraph to provide a more balanced description of Joby's business. We note your statement that your "vision is to save a billion people an hour every day by delivering a new form of clean and quiet aerial transportation." In addition to discussing this vision, please also briefly describe the current status of Joby's operations and material hurdles that exist before it can realize its vision

Joby's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 208

18. Refer to page 215. Please quantify and more fully disclose and discuss your long term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination company based on the amount of cash redemptions.
19. Refer to page 217. Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address material differences between the valuations used to determine the fair value of your common stock relative to the fair value implied by the current merger transaction.

Joby, page 237

20. Please ensure that you have provided the disclosures required by Item 404 of Regulation
         S-K. For example, please quantify the terms of the Joby Holdings, Inc. Repurchase
         Agreement and whether all obligations under such agreement have been completed; please quantify the "equity in SummerBio LLC" held by the parties identified;
         please identify the "ownership interests" and the "certain vendors" in the agreements involving Mr. Bevirt; and disclose the amounts and nature of the collaboration with
         Toyota Motor Corporation.
Experts, page 251

21. We note Joby was formed in 2016 and the current auditor was engaged in 2020. Please confirm that Joby did not change auditors during its two most recent fiscal years or
FirstName LastNameDavid Cohen
       subsequent interim period; alternatively, please provide the disclosures required by Item
Comapany    NameReinvent
       304 of               Technology
              Regulation S-K,  includingPartners
                                         a letter from the former auditors,
filed as an exhibit to
       the2021
April 28,  registration
                Page 4 statement.
FirstName LastName
 David Cohen
FirstName   LastNameDavid    Cohen
Reinvent Technology    Partners
Comapany
April       NameReinvent Technology Partners
       28, 2021
April 528, 2021 Page 5
Page
FirstName LastName
Joby - Consolidated Financial Statements
Note 15. Subsequent Events, page F-51

22.      Please more fully address the following:
             In regard to the acquisition from Uber, update the status of your determination of the accounting for the acquisition, clarify how you determined the total fair value of the consideration transferred, and address how you considered the potential requirement to provide historical statements and reflect the acquisition in the pro forma financial statements; and
             In regard to the restricted stock units you granted, quantify and discuss how you determined the estimated fair value of the units.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker at 202-551-3732 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Christopher M. Barlow